Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 646 201 9246
investors@rrsat.com	rrsat@gkir.com

For Immediate Release

RRSAT REPORTS 20% REVENUE GROWTH AND 18 NEW CONTRACTS COMMENCED IN THE THIRD QUARTER OF 2009

Adjusted net income up 23% YoY to $3.8 million; Backlog increases to $171 million

RE’EM, Israel – November 12, 2009 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, today announced its financial results for the third quarter ended September 30, 2009.

Third Quarter 2009 Highlights

■	Record revenues of $24.1 million, growing 20% over last year.
■	Operating income reaches $4.2 million; adjusted EBITDA reaches $5.7 million;
■	Net income reaches $2.9 million; adjusted net income reaches $3.8 million;
■	18 new contracts commenced in the quarter, 12 with new customers and 6 with existing customers; and
—	Introduces fourth quarter guidance, forecasts sequential growth with revenues of $25.1 – $25.6 million.

Third Quarter 2009 Results
Revenues for the third quarter of 2009 totaled $24.1 million, an increase of 20% compared to $20.1 million in the third quarter of 2008.

Gross profit for the third quarter of 2009 totaled $7.5 million, an increase of 14% compared to $6.6 million in the third quarter of 2008. Gross margin for the third quarter of 2009 totaled 31.0% compared to 32.7% in the third quarter of 2008. The main factors that negatively affected the gross margins were the appreciation of the Israeli Shekel against the US Dollar during the quarter, and an increase in available capacity in anticipation of future demand.

Operating income for the third quarter of 2009 totaled $4.2 million, an increase of 5% compared to $4.0 million in the third quarter of 2008. Operating income was affected by the lower gross margins as described above and the weakness of the US Dollar versus the Israeli Shekel, in which a certain portion of operating expenses are denominated.

Net income on a GAAP basis for the third quarter of 2009 was $2.9 million, compared to $4.0 million in the third quarter of 2008. Net income per diluted share on a GAAP basis was $0.17, compared to $0.23 in the third quarter of 2008.

Adjusted EBITDA for the third quarter of 2009 totaled $5.7 million, an increase of 12% compared to $5.1 million in the third quarter of 2008.

Adjusted net income for the third quarter of 2009 totaled $3.8 million, an increase of 23% compared to $3.1 million in the third quarter of 2008. Adjusted net income per diluted share, totaled $0.22 in the third quarter, compared to $0.18 in the third quarter of 2008.

Backlog of signed contracts: During the quarter, the increased demand for new services contributed to the commencement of a net 18 new contracts. Backlog grew slightly to $171 million as of September 30, 2009 compared to $170 million as of June 30, 2009.

Cash, cash equivalents and marketable securities as at September 30, 2009 were $44.4 million, compared to $42.8 million as at June 30, 2009. During the quarter, the Company generated $6.5 million in operating cash flow, invested $2.1 million in capital expenditure, and paid out a dividend of $2.9 million in September 2009.

David Rivel, founder and CEO of RRsat commented, “We are very proud with our 18 new contracts, including 12 contracts with new clients. In addition, we have also more recently commenced contracts with two major networks, Fox Sports and Kidsco, a member of the NBC Universal Group. These developments have broadened and strengthened our customer base, and have increased our ability to sell additional services. We believe this growth in new contracts is a testament to the increase in demand for our services that we are experiencing, some of which is coming from the increasingly pervasive High-Definition market. To meet the consumer demand for HD, customers are increasingly looking to outsource their distribution to us, given our new HD platform utilizing a state-of-the-art playout facility, built on leading edge end-to-end technologies.”

Mr. Rivel added, “We believe that the market is returning to its normal behavior, as is evident by the strong pipeline and demand that we see for our services, and the return to normal contract length. Given the market strength that we see, we are also stepping up our capacity, in anticipation of our future utilization requirements over the coming months.”

“Based on our good visibility and healthy backlog, we are forecasting that revenues in the fourth quarter will be between $25.1-25.6 million,” concluded Mr. Rivel.

Conference Call Information
Conference call scheduled later today, November 12, 2009 at 9:00 am ET. On the call, Mr. David Rivel, Founder & CEO and Mr. Gil Efron, CFO will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-888-281-1167
UK Dial-in Number: 0-800-917-5108
Israel Dial-in Number: 03-918-0609
International Dial-in Number: +972-3-918-0609
at:
9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

Additionally, the call will be simultaneously webcast live through a link on RRSat’s website at http://www.rrsat.com, or from the following link:
http://investor.shareholder.com/media/eventdetail.cfm?mediaid=39299&c=RRST&mediakey=AC34FDD8E43947B82656E3250D2A48BA&e=0

A replay of the call will be available from the day after the call. A link to the replay will be accessible from RRsat’s website. In addition, a telephone replay will be available for two days following the call. To access the telephone replay dial one of the following numbers: 1 877 332 1104 (US) or +972 3 925 5901(Intl).

Use of Non- GAAP Financial Measures
RRsat uses two financial measures, adjusted net income and adjusted EBITDA, which are non-GAAP financial measures. RRsat believes that both non-GAAP financial measures are principal indicators of the operating and financial performance of its business. Adjusted net income is calculated based on the net income in our financial statements excluding non-cash equity-based compensation charges recorded in accordance with SFAS 123R, the non-cash income (loss) reflecting changes in the fair value of embedded currency conversion derivatives resulting from the application of SFAS 133 and the resulting income tax (increase) decrease.

Adjusted EBITDA is calculated by deducting from net income interest and marketable securities income, currency fluctuation and other financial income (expenses), net, changes in fair value of embedded currency conversion derivatives, and other income (expenses), net, income tax expense and adding non-cash equity-based compensation charge, and depreciation and amortization. Management believes the non-GAAP financial measures (adjusted net income and adjusted EBITDA) provided are useful to investors’ understanding and assessment of RRsat’s on-going core operations and prospects for the future. Management uses these non-GAAP financial measures in order to evaluate the performance of the company. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. In addition, RRsat’s adjusted EBITDA may not be comparable to adjusted EBITDA as reported by other companies.

Reconciliations of the non-GAAP measures (adjusted net income and adjusted EBITDA) to net income, the most comparable GAAP measure, are provided in the schedules attached to this release.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 500 television and radio channels, covering more than 150 countries. Visit the company’s website www.RRsat.com for more information.

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRsat Global Internet TV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to report future successes and (vii) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2008 and our Current Reports on Form 6-K.

FINANCIAL TABLES FOLLOW

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Statements of Operations

In thousands, except share data

	Nine months ended		Three months ended
	Sep- 30 2009	Sep- 30 2008	Sep- 30 2009	Sep- 30 2008

Revenues	$68,903	$57,039	$24,109	$20,075
Cost of revenues	46,572	38,793	16,631	13,501

Gross profit	22,331	18,246	7,478	6,574

Operating expenses
Sales and marketing	4,147	2,818	1,436	970
General and administrative	5,162	4,902	1,870	1,626

Total operating expenses	9,309	7,720	3,306	2,596

Operating income	13,022	10,526	4,172	3,978

Interest and marketable
securities income	387	1,096	112	293
Currency fluctuation and
other financing income, net	514	330	243	(66)
Changes in fair value of
embedded currency
conversion derivatives	(1,996)	154	(1,064)	1,347
Other income, net	25	12	-	-

Income before taxes on
income	11,952	12,118	3,463	5,552

Income taxes	(3,077)	(2,271)	(567)	(1,597)

Net income	$8,875	$9,847	$2,896	$3,955

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Statements of Operations (cont'd)

In thousands, except share data

	Nine months ended		Three months ended
	Sep-30 2009	Sep-30 2008	Sep-30 2009	Sep-30 2008

Income per ordinary share

Basic income per ordinary
share	$0.51	$0.57	$0.17	$0.23

Diluted income per
ordinary share	$0.51	$0.57	$0.17	$0.23

Weighted average number
of ordinary shares used to
compute basic income per
ordinary share	17,306,783	17,286,762	17,306,783	17,286,762

Weighted average number
of ordinary shares used to
compute diluted income
per ordinary share	17,413,503	17,417,215	17,415,053	17,402,058

RRsat Global Communications Network Ltd. and its Subsidiaries Reconciliation of Adjusted Net Income and Adjusted EBITDA

In thousands except share data

	Nine months ended		Three months ended
	Sep-30 2009	Sep-30 2008	Sep-30 2009	Sep-30 2008

Reconciliation of Net Income to Adjusted Net Income:
Net income - as reported	$8,875	$9,847	$2,896	$3,955

Non-cash equity-based compensation charge	312	312	104	105
Changes in fair value of embedded currency conversion
derivatives	1,996	(154)	1,064	(1,347)

Change in deferred tax on embedded derivatives	(519)	40	(277)	350

Adjusted net income	$10,664	$10,045	$3,787	$3,063

Adjusted net income per diluted ordinary share	$0.61	$0.58	$0.22	$0.18

Reconciliation of Net Income to Adjusted EBITDA:
Net income - as reported	$8,875	$9,847	$2,896	$3,955
Interest and marketable securities income	(387)	(1,096)	(112)	(293)

Currency fluctuation and other financial income, net	(514)	(330)	(243)	66
Changes in fair value of embedded currency conversion
derivatives	1,996	(154)	1,064	(1,347)

Other income, net	(25)	(12)	-	-

Income tax expense	3,077	2,271	567	1,597

Non-cash equity-based compensation charge	312	312	104	105

Depreciation and amortization	4,105	2,770	1,448	991

Adjusted EBITDA	$17,439	$13,608	$5,724	$5,074

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Balance Sheets

In thousands except share data

	Sep- 30 2009	Dec- 31 2008

Current assets
Cash and cash equivalents	$12,752	$34,749
Short term deposits	10,200	-
Marketable securities	7,171	6,102
Accounts receivable:
Trade (net of provision for doubtful accounts of $2,856
and $2,188 as of September 30, 2009 and December 31, 2008 respectively)	16,897	11,227
Other	693	417
Fair value of embedded currency conversion derivatives	1,505	2,234
Deferred taxes	1,264	552
Prepaid expenses	1,176	1,390

Total current assets	51,658	56,671

Deposits and long-term receivables	1,674	1,791

Marketable securities	14,266	5,743

Long term prepaid expenses	7,809	7,897

Assets held for employee severance payments	1,518	1,305

Fixed assets, at cost, less accumulated
depreciation and amortization	28,054	25,993

Goodwill	3,734	3,734

Intangible assets, at cost, less accumulated amortization	1,296	1,353

Total assets	$110,009	$104,487

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Balance Sheets (cont'd)

In thousands except share data

	Sep- 30 2009	Dec- 31 2008

Liabilities and shareholders' equity
Current liabilities
Accounts payable:
Trade	$10,979	$8,709
Other	2,438	1,944
Fair value of embedded currency conversion derivatives	2,472	1,205
Related parties	58	25
Deferred income	5,540	5,440

Total current liabilities	21,487	17,323

Long - term liabilities
Deferred income	6,819	6,689
Liability in respect of employee severance payments	1,673	1,378
Deferred taxes	815	747

Total long - term liabilities	9,307	8,814

Total liabilities	30,794	26,137

Commitments, contingent liabilities and liens
Shareholders' equity
Share capital:
Ordinary share NIS 0.01 par value each (20,000,000 shares
authorized as of September 30, 2009 and December 31, 2008; 17,306,783
shares issued and fully paid as of September 30, 2009
and December 31, 2008)	40	40
Additional paid in capital	52,418	52,106
Retained earnings	26,704	26,309
Accumulated other comprehensive loss	53	(105)

Total shareholders' equity	$79,215	$78,350

Total liabilities and shareholders' equity	$110,009	$104,487

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Statements of Cash Flows

In thousands

	Nine months ended		Three months ended
	Sep-30 2009	Sep-30 2008	Sep-30 2009	Sep-30 2008

Cash flows from operating activities
Net income	$8,875	$9,847	$2,896	$3,955
Adjustments required to reconcile net income
to net cash provided by operating activities
Depreciation and amortization	4,105	2,770	1,448	991
Provision for losses in account receivable	668	541	238	172
Deferred taxes	(699)	(89)	(350)	278
Discount accretion and premium amortization
of held- to- maturity securities, net	(264)	(565)	(174)	(180)
Discount accretion and premium amortization
of available- for- sale securities, net	295	(178)	239	(58)
Changes in liability for employee
severance payments, net	82	184	(6)	13
Capital gains on sale of fixed assets, net	(25)	(12)	-	-
Stock- based compensation	312	312	104	105
Changes in fair value of embedded
currency conversion derivatives	1,996	(154)	1,064	(1,347)
Profit from trading securities, net	(320)	(111)	(115)	209

Changes in assets and liabilities:

Decrease (increase) in account receivable - trade	(6,338)	1,406	(1,703)	76
Decrease (increase) in related parties, net	33	(34)	16	(6)
Decrease (increase) in account receivable - other	(276)	290	(133)	616
Decrease (increase) in prepaid expenses	214	(13)	447	358
Increase (decrease) in deposits
and long-term receivables	117	(556)	100	(52)
Increase in account payables	2,723	2,069	1,085	1,203
Increase (decrease) in deferred income	230	294	1,320	834

Net cash provided by operating activities	$11,728	$16,001	$6,476	$7,167

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Statements of Cash Flows

In thousands

	Nine months ended		Three months ended
	Sep-30 2009	Sep-30 2008	Sep-30 2009	Sep-30 2008

Cash flows from investing activities
Investment in fixed assets	$(6,008)	$(9,113)	$(2,111)	$(1,089)
Investment in other assets	-	(22)	-	(2)
Investment in short term deposits	(10,200)	-	(2,991)	-
Payment in respect of acquisition
of activity	-	(3,525)	-	(100)
Investments in securities available- for- sale	(15,711)	(19,188)	(4,264)	(8,795)
Decrease in trading securities, net	62	2,144	(6)	327
Proceeds from securities available- for- sale	2,540	4,000	1,470	-
Proceeds from securities held to maturity	4,019	19,507	802	3,047
Proceeds from sale of fixed assets	53	17	1	-

Net cash provided by (used in) investing activities	$(25,245)	$(6,180)	$(7,099)	$(6,612)

Cash flows from financing activities
Dividend paid	$(8,480)	$(5,532)	$(2,942)	$-

Net cash used in financing activities	$(8,480)	$(5,532)	$(2,942)	$-

Increase (decrease) in
cash and cash equivalents	$(21,997)	$4,289	$(3,565)	$555

Balance of cash and cash equivalents
at beginning of period	34,749	28,409	16,317	32,143

Balance of cash and cash equivalents at
end of period	$12,752	$32,698	$12,752	$32,698

A. Non-cash transactions
Investment in fixed assets	$347	$164	$347	$164

B. Supplementary cash flow information
Income taxes paid	$4,245	$1,827	$1,334	$385